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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

157639105

(Cusip Number)

Phyllis S. Hojel
c/o HM International, Inc.
5810 East Skelly Drive, Suite 1000
Tulsa, Oklahoma 74135-6403
(918) 664-1914

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105	SCHEDULE 13D	Page 2 of 7

1.	Name of Reporting Person: GHA 1 Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,218,154

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,218,154

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,218,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 18.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 157639105	SCHEDULE 13D	Page 3 of 7

1.	Name of Reporting Person: SFI Intermediate Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,151,659

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,151,659

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,151,659

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 17.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 157639105	SCHEDULE 13D	Page 4 of 7

1.	Name of Reporting Person: Phyllis S. Hojel		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,218,154

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,218,154

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,218,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 18.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 157639105	SCHEDULE 13D	Page 5 of 7

INTRODUCTION

     This Amendment No. 11 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 13, 1997 by GHA 1 Holdings, Inc., a Delaware corporation (“GHA”), SFI Intermediate Ltd., a Texas limited partnership (“SFI”), and Phyllis S. Hojel, as previously amended (the “Statement”), with respect to the common stock, no par value, of The Chalone Wine Group, Ltd., a California corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Item 1. Security and Issuer.

     This statement relates to the Common Stock, no par value (“Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Company”). The address of the principal executive office of the Company is 621 Airpark Road, Napa, California 94585-6272.

Item 2. Identity and Background.

     Response unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

     Response unchanged.

Item 4. Purpose of Transaction.

     Item 4 of this Statement is hereby supplemented as follows:

     On May 17, 2004, Domaines Barons de Rothschild (Lafite) (“DBR”) filed an amendment to its report on Schedule 13D announcing that it had made a proposal (the “DBR Proposal”) to the board of directors of the Company with respect to a business combination involving DBR, Huneeus Vintners LLC (“Huneeus”) and Constellation Brands, Inc. (“Constellation”), which proposal contemplates that all outstanding shares of Common Stock (other than the shares held by DBR) would be canceled and converted into a cash payment as a result of a merger. The reporting persons are not parties to any agreements or arrangements with DBR, Huneeus or Constellation in connection with the DBR Proposal, under which the shares of Common Stock held by the reporting persons would be cancelled and converted into cash in the same manner as all other stockholders of the Company (other than DBR). The reporting persons are continuing to study the DBR Proposal, and to monitor any public announcements by DBR or the Company in connection therewith or in response thereto. In addition, the reporting persons are considering possible alternatives to the DBR Proposal, and may engage in discussions with

CUSIP No. 157639105	SCHEDULE 13D	Page 6 of 7

one or more third parties regarding such alternatives and the feasibility thereof. Alternative transactions could include, among other things, a business combination or other transaction in which a third party acquires all or part of the stock or assets of the Company, an investment in the Company by a third party or a joint venture among the Company and one or more third parties. Any such transactions may or may not involve the participation by the reporting persons, either as a party thereto or otherwise. Based on its evaluation and discussions with third parties, the reporting persons may decide to support an alternative transaction, if they determine that such a transaction is more advantageous than the DBR Proposal, or may take such other action as they consider to be appropriate, including seeking a modification of the DBR Proposal or electing not to support any proposal.

     Except as stated in response to this Item, the reporting persons do not have any present plans or proposals which relate to or would result in any of the transactions described in Subparagraph (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Response unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Response unchanged.

Item 7. Material to Be Filed as Exhibits.

     Not applicable.

CUSIP No. 157639105	SCHEDULE 13D	Page 7 of 7

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2004

GHA 1 HOLDINGS, INC.
By:	/s/ Phyllis S. Hojel
	Name:	Phyllis S. Hojel
	Title:	President and Secretary

SFI INTERMEDIATE LTD.

By:	GHA I HOLDINGS, INC. General Partner

By:	/s/ Phyllis S. Hojel
	Name:	Phyllis S. Hojel
	Title:	President and Secretary

/s/ Phyllis S. Hojel
Name: Phyllis S. Hojel